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                                                                EXHIBIT 16(c)(3)

                                                                   [DRAFT STAMP]

September XX, 2000


Independent Director of the Board
Stratosphere Corporation
2000 Las Vegas Boulevard South
Las Vegas, Nevada  89104

Independent Director of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 per share (the "Common Stock"), of Stratosphere Corporation (the "Company") of the consideration to be received by such holders in connection with the Agreement and Plan of Merger dated as of September XX, 2000 (the "Agreement"), by and among the Company and NYBOR AND AMERICAN REAL ESTATE HOLDINGS, INC. (together, the "Icahn Entities") pursuant to which a newly-formed corporation, whose outstanding stock would be owned by the Icahn Entities, would be merged with and into the Company (the "Merger") and, upon effectiveness of the Merger, each issued and outstanding share of the Company's Common Stock (other than shares held by the Icahn Entities) will be converted into the right to receive $45.32 in cash (the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Agreement. The consideration to be offered by the Icahn Entities in exchange for all the outstanding Common Stock (other than shares held by the Icahn Entities) of the Company will be $9,567,958.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

(i) reviewed the financial terms and conditions as stated in the SEPTEMBER XX, 2000 draft of the merger agreement and assumed the final form of the merger agreement would not vary in any respect material to Raymond James' analysis;

(ii) reviewed the audited financial statements of the Company as of and for the year ended December 26, 1999, the period from September 28, 1998 through December 27, 1998, the period from December 29, 1997 through September 27, 1998, and the year ended December 28, 1997;

(iii) reviewed the unaudited financial statements of the Company for the quarters ended June 25, 2000 and March 26, 2000;
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Independent Director of the Board
Stratosphere Corporation
SEPTEMBER XX, 2000
Page 2


(iv) reviewed the Company's annual reports filed on Form 10-K for the fiscal years ended December 26, 1999, December 27, 1998 and December 28, 1997, as well as its quarterly reports filed on Form 10-Q for the quarters ended June 25, 2000 and March 26, 2000;

(v) reviewed other financial and operating information requested from and/or provided by the Company, including financial and operating projections and other documents related to the Company;

(vi)    reviewed certain other publicly available information on the Company;

(vii) discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry;

(viii) reviewed the historical market prices and trading activity of the common stock of the Company;

(ix) compared historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies deemed comparable to the Company;

(x) reviewed financial and operating information concerning selected business combinations which were deemed comparable in whole or in part to the Merger; and

(xi) conducted such other financial studies, analyses and investigations as Raymond James deemed appropriate for rendering its opinion.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Icahn Entities or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. In certain cases, Raymond James made certain modifications to the projections which Raymond James deemed appropriate in its professional judgement, using assumptions that were more optimistic with respect to certain casino revenues,
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Independent Director of the Board
Stratosphere Corporation
SEPTEMBER XX, 2000
Page 3

hotel foodservice revenues, and operating expenses which resulted in modified subsequent projections ("Modified Subsequent Projections") for use in certain forward-looking valuation techniques. The Modified Subsequent Projections, when compared to the projections provided by the Company's management, have no effect on, or increase the projected value of the Company using all valuation methodologies. In no case does the use of the Modified Subsequent Projections result in a decrease in the valuation of the Company when compared to the same valuation analysis using projections provided by the Company's management.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of September 15, 2000 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the Company's shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services. Raymond James
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Independent Director of the Board
Stratosphere Corporation
SEPTEMBER XX, 2000
Page 4

will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Independent Director of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of SEPTEMBER XX, 2000, the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock.

Very truly yours,



RAYMOND JAMES & ASSOCIATES, INC.